

Mail Stop 4561

May 26, 2016

Thomas J. Sanzone
President and Chief Executive Officer
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Black Knight Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed April 27, 2016**
> **File No. 001-37394**

Dear Mr. Sanzone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Selected Financial Data

Selected Quarterly Financial Data of Black Knight and BKFS LLC (Unaudited), page 29

1.    Explain how your disclosure complies with the requirement in Item 302(a)(1) of Regulation S-K to disclose net income (loss), in addition to net income (loss) attributable to the registrant. Ensure that you present consistent measures of net income (loss) for each of the years presented. In this regard, we note that you present an after tax measure of net (loss) earnings from continuing operations for 2014 and a measure of net earnings from continuing operations before income taxes and noncontrolling interests in 2015 and you present net (loss) earnings before the attribution to noncontrolling interests in 2014 and after net earnings attributable to noncontrolling interests in 2015. Tell us what

consideration you gave to disclosing net earnings for each of the quarterly periods in 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2.      In your discussion of the change in Technology segment revenues in the year ended December 31, 2015 compared to year ended December 31, 2014, we note that you identify multiple factors that contributed to the change.  Tell us what consideration you gave to quantifying the magnitude of each factor.  Your discussion should also quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume.  In this regard, and considering the impact that the volume of loans has on your business as noted from your disclosure regarding Mortgage Originations on page 33, ensure that you disclose the number of loan counts in each period presented.  Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835.  Consideration should also be given to your disclosures in your quarterly reports on Form 10-Q.

Notes to Consolidated and Combined Financial Statements

Note (1) Basis of Presentation

Organizational Transactions, page 56

3.      We note from disclosures elsewhere in your filing that you are required to make tax distributions to the other holders of membership interests in BKFS LLC.  Tell us what consideration you gave to addressing the terms and conditions of this tax distribution obligation in your notes to financial statements and within the Contractual Obligations disclosure on page 46.

Form 8-K filed April 27, 2016

Exhibit 99.1

4.      Please ensure that your future presentations of non-GAAP measures are not given more prominence than the most directly comparable GAAP measures.  In this regard, the columnar format of the reconciliations of GAAP Net Earnings to non-GAAP measures on page 9 appears to attach undue prominence to a statement based on non-GAAP measures.  Please remove the presentation in future filings, or explain to us in reasonable detail why its retention is justified.  As a substitute for this presentation format, consider presenting

separate reconciliations for those individual non-GAAP measures discussed within the text of your earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services